PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8

T: (604) 689-9853 F: (604) 689-8144

January 15, 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: Avino Silver & Gold Mines Ltd.
CUSIP #	053906103
Meeting Date:	March 11, 2003
Record Date for Notice:	February 7, 2003
Record Date for Voting:	February 7, 2003

Beneficial Ownership Determination Date:	February 7, 2003

Class of Securities Entitled to Receive Notice:	Common

Class of Securities Entitled to Vote:	Common

Business Type:	Non-Routine

OBO Distribution Payment:	Issuer will pay for OBOs

Material Distributed to:	All Holders

If you require further information, please contact:

“Laurie Waddington”

Laurie Waddington
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission

cc: Manitoba Securities Commission	cc: Quebec Securities Commission

cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission

cc: Newfoundland Securities Commission	cc: Registrar of Securities – NT

cc: Nova Scotia Securities Commission	cc: Registrar of Securities – YT

cc: Ontario Securities Commission	cc: Nunavut

cc: TSX Venture Exchange	cc: CDS Inc.

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